VIMPELCOM GROUP ANNOUNCES THE RESULTS OF PUT OPTION EXERCISED BY HOLDERS OF ITS RUSSIAN RUBLE-DENOMINATED BONDS

Moscow and New York (May 19, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced the results of the exercise by the bondholders of the put option on the Ruble-denominated bonds that it issued on May 20, 2003 in an aggregate principal amount of 3 billion Rubles (approximately US$97 million at the time of issue) through Limited Liability Company VimpelCom Finance, a wholly-owned subsidiary of VimpelCom. On May 18, 2004 approximately 83.7% of the bonds with an aggregate principal amount of 2,512,569,000 Rubles (approximately US$86,5 million as of May 18, 2004) were submitted by bondholders for redemption. These redeemed bonds will be available for resale in the Russian secondary market in accordance with Russian law. Raiffeisenbank Austria, the Lead Manager of the issue, provided bridge financing to VimpelCom for a portion of the redeemed bonds. VimpelCom Finance is a consolidated subsidiary of VimpelCom. The bonds are guaranteed by VimpelCom’s subsidiary, VimpelCom-Region, and are scheduled for repayment on May 16, 2006. The annual interest rate for the third and subsequent semi-annual interest payments was set on May 7, 2004 at 9.9%.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line GSM” brand. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 21, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director